News Release

Sun Life Financial

Sun Life Financial increases its shareholding in Birla Sun Life Insurance from 26% to 49%

Investment strengthens Sun Life's long-standing partnership with the Aditya Birla Group
India is a major growth market for Sun Life in Asia

MUMBAI, INDIA and TORONTO, CANADA — (April 11, 2016) — Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) today announced the completion of the transaction to increase its ownership in Birla Sun Life Insurance Company Limited ("BSLI") from 26% to 49%. It purchased the additional BSLI shares from Aditya Birla Nuvo Limited, a part of the Aditya Birla Group ("ABG"). The transaction was announced on December 2, 2015.

BSLI is one of two India joint ventures established between ABG and Sun Life. BSLI commenced business in 2001 and has an extensive distribution reach through a network of more than 60,000 advisors in 418 cities country-wide. Sun Life's second joint venture with ABG is Birla Sun Life Asset Management Company Limited, the fourth largest mutual fund company in India with quarterly average assets under management of Rs. 1,366 billion (approximately C$28 billion), in which Sun Life owns 49%.[1]

The increased stake in BSLI aligns with Sun Life's objective of expanding its presence in markets with strong growth opportunities.

Forward-looking information

Certain statements in this news release are forward-looking, including, but not limited to, statements that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. Forward-looking statements are presented to assist investors and others in understanding our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements. Information about risk factors relating to us can be found in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2015 under the heading "Risk Factors" and other regulatory filings filed with or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

[1] Quarterly average assets are for Q4 2015. All other figures are at December 31, 2015.

About Birla Sun Life Insurance
Birla Sun Life Insurance Company Limited (BSLI) is a joint venture between the Aditya Birla Group, a leading Indian conglomerate and Sun Life Financial Inc., one of the leading international financial services organizations from Canada. With experience of over a decade, BSLI has contributed to the growth and development of the Indian life insurance industry and is one of the leading life insurance companies in the country. BSLI has offices and advisors in 418 cities country-wide, offering a complete range of protection solutions, children's future solutions, wealth with protection solutions, health and wellness solutions, retirement solutions and savings with protection solutions. For more information, please visit www.insurance.birlasunlife.com.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of C$891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

- 30 -

Media Relations contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
Tel: 1-416-979-6345
gannon.loftus@sunlife.com

Investor Relations contact:
Greg Dilworth
Vice-President
Investor Relations
Tel: 1-416-979-6230
investor.relations@sunlife.com